Filed under Rule 433
Registration File Nos. 333-133646 and 333-133646-01
June 1, 2006

Torchmark Corp

Trust Originated Preferred Securities® (“TOPrS®”)

Term Sheet

Issuer:	Torchmark Capital Trust III

Security:	7.100 % Trust Originated Preferred Securities (“TOPrS”), guaranteed on a subordinated basis by Torchmark Corporation

Size:	$120,000,000 (4.8 million shares)

Maturity:	June 1, 2046

Ratings (Moody’s / S&P):	Baa2 / A-

Type of security:	SEC Registered

Dividend rights:	7.100% of the liquidation preference per annum, payable quarterly, on a cumulative basis.

Dividend payment dates:	March 1, June 1, September 1, December 1, commencing on September 1, 2006.

Optional redemption:	On or after June 1, 2011, or earlier upon a Tax Event or Investment Company Event, at $25 per share plus accrued and unpaid dividends to but excluding the payment date.

Liquidation preference:	$25 per share

Net proceeds:	$115,746,250

Trade date:	June 1, 2006

Settlement date:	June 8, 2006 (T+5)

Public offering price:	$25 per share

Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Wachovia Capital Markets LLC.

Co-Managers:	Morgan Keegan & Company, Inc., SunTrust Capital Markets, Inc., Wells Fargo Securities, LLC

CUSIP:	89102W208

Listing:	The TOPrS have been approved for trading on the New York Stock Exchange under the symbol “TMK PrA.” Trading of the TOPrS on the New York Stock Exchange is expected to begin within 30 days after they are first issued.

Proposed Senior Note Offering:	Torchmark Corporation intends to offer to the public in June 2006 a new series of senior notes in an aggregate principal amount of up to $350,000,000. Torchmark intends to use the net proceeds from the sale of the senior notes for general working capital purposes and the possible refunding of callable and maturing securities.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and a preliminary prospectus supplement if you request it by calling Merrill Lynch toll-free at 1-866-500-5408, UBS Securities at 203-719-1088 or Wachovia toll-free at 1-800-326-5897.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

“Trust Originated Preferred Securities” and “TOPrS” are registered service marks of Merrill Lynch & Co., Inc.